Media Release


02055025


RECD S.E.C.
SEP 2 5 2002
1086


Roche

Basel, 23 September 2002

Roche and Kosan to jointly develop and commercialise Kosan's novel anti-cancer agent

Promising new drug candidate further strengthens Roche's oncology franchise and Kosan's competitive position in the epothilone area

Roche and Kosan Biosciences, Inc. (NASDAQ: KOSN) announced today that they have signed a collaboration agreement to globally co-develop and co-commercialise Kosan's new generation anti-cancer drug candidate, KOS-862 (Epothilone D), currently in Phase I clinical studies for solid tumours. Epothilones are polyketide natural products that inhibit cancer cells by a mechanism similar to paclitaxel (e.g. Taxol), and also are effective against paclitaxel-resistant tumours. The alliance will combine Roche's strength in oncology development and marketing and Kosan's proprietary technology for the design and production of polyketides.

Financial Terms

Under the terms of the agreement Roche will have the worldwide exclusive right to market and sell KOS- 862 and Kosan will co-develop and have the right to co-promote the product in the U.S., Roche will pay all future research and development costs. Kosan will receive payments of up to 220 million US dollars, consisting of over 30 million in initial committed payments which include reimbursement of R & D expenditures and funding of a back up program, and additional contingent payments upon achievement of clinical, regulatory and commercial milestones, and for development activities. Kosan will receive a royalty stream on incremental sales subject to potential offsets and credits. In addition, Kosan has the opportunity to further increase its equity in the product by a buy-in at a later stage of clinical development and by co-promotion of products resulting from the collaboration.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

About the Agreement

Roche and Kosan will jointly conduct clinical development of KOS-862 and Roche will assume all related development costs. The principal focus of the collaboration will be the clinical development and marketing of KOS-862. Roche will also fund Kosan's program for the identification of follow-up compounds and production improvements. Any such product candidates would also be co-developed and co-commercialised by Roche and Kosan for the treatment of cancer. Under the terms of the agreement, Kosan retains rights to epothilones for use in all other therapeutic areas.

"This partnership with Roche should ensure that KOS–862 will be competitively developed, and, if approved, marketed for the treatment of cancer, by a group with the expertise and scale to promote a product with such significant potential," stated Daniel V. Santi, M.D., Ph.D., Chairman and Chief Executive Officer of Kosan. "Roche has demonstrated its commitment and success in developing and marketing novel anticancer drugs. We expect that this partnership will generate substantial strategic and economic benefits to Kosan and will enable the rapid and comprehensive development of KOS-862," he added.

"We believe that epothilones represent a promising class of novel anti-cancer agents that can bring significant additional benefit to patients. KOS-862 has the potential to strengthen Roche's already broad oncology portfolio world-wide, thereby consolidating our leading position in this important therapeutic area" stated William M. Burns, Head of the Pharmaceutical Division at Roche.

Roche in Oncology

Roche is the world leader in oncology. Its franchise includes three drugs with survival benefit: MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer), and Herceptin (breast cancer). It also includes NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma), Neupogen (neutropenia) and Kytril (chemotherapy and radiotherapy-induced nausea). Roche Oncology has four research sites (two in the US, Germany and Japan) and four HQ Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 13,1 billion Swiss Francs in the 1st half of 2002 and employed about 57'000 employees worldwide.

About Kosan

Kosan Biosciences Incorporated is a biotechnology company that has proprietary gene-engineering technologies for the manipulation and production of polyketides, a rich source of pharmaceuticals. Kosan uses its platform technologies to develop product candidates that target large pharmaceutical markets.

The transaction is subject to review by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.